Exhibit 99.1

News Release

Brookfield Renewable Power Completes Acquisition of Minnesota
Hydroelectric Facility

Gatineau, Quebec, April 1, 2008 – Brookfield Renewable Power Inc. announced today that it has completed the previously-announced acquisition of the Twin Cities hydroelectric facility in St. Paul, Minnesota, from Ford Motor Company.

The run-of-river facility is located on the Mississippi River and has a total installed capacity of
18 megawatts (MW), producing approximately 100 gigawatt hours (GWh) of energy annually. All power generated by the facility will be sold into the Midwestern wholesale electricity market.

“This enhances our renewable power platform and marks our expansion into the Midwestern energy market, one of the world’s largest,” said Harry Goldgut, Chairman and Co-Chief Executive Officer of Brookfield Renewable Power. “We’re very pleased with the facility and the opportunity to participate in the economy and community of St. Paul.”

"We're delighted that Brookfield Renewable Power will continue our legacy of generating green power in the Twin Cities community," said Jay Gardner, Ford Land's director of real estate.

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About Brookfield Renewable Power
Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has over 100 years of experience as an owner, operator and developer of hydroelectric power facilities.  Its portfolio includes more than 160 generating facilities with over 3,900 megawatts of capacity, of which 95% is sourced from renewable energy.  It also has a 6,500 megawatt hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil.  Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$95 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on Euronext Amsterdam under the symbol BAMA. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com and Brookfield Asset Management’s website at www.brookfield.com.

Zev Korman
Director, Investor Relations & Communications
Tel: (416) 359-1955
e-mail: zkorman@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements, including the word “will” and other expressions predicting future events. Although Brookfield Renewable Power believes that the events expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the company to differ materially from those that are expressed or implied by such forward-looking statements and information. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.